SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Quadra Realty Trust, Inc.

(Name of Subject Company (Issuer))

HRECC Sub Inc.

Hypo Real Estate Capital Corporation

Hypo Real Estate Bank International AG

Hypo Real Estate Holding AG

(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

746945104

(CUSIP Number of class of securities)

Thomas Glynn

Hypo Real Estate Capital Corporation

622 Third Avenue

New York, New York 10017

(212) 671-6400

(Name, address and telephone number of person authorizing to receive notices and communications on behalf of filing persons)

with a copy to:

Karl Roessner, Esq.

Larry Medvinsky, Esq.

Clifford Chance US LLP

31 W. 52nd Street

New York, New York 10019

(212) 878-8000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

☒	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The following is a joint press release issued by Hypo Real Estate Capital Corporation and Quadra Realty Trust, Inc. on January 29, 2008.

Press release

Hypo Real Estate Capital Corporation to Acquire Quadra Realty Trust

New York, January 29, 2008: Hypo Real Estate Capital Corporation (“HRECC”), a wholly owned U.S. subsidiary of Hypo Real Estate Bank International AG, and Quadra Realty Trust, Inc. (“Quadra”) (NYSE: QRR), a New York-based commercial mortgage REIT that is externally managed by HRECC, announced today that they have entered into an agreement and plan of merger pursuant to which HRECC will acquire the 65.3% of Quadra’s outstanding shares of common stock that it does not currently own at a price of $10.6506 per share in cash. In addition, Quadra will declare a $0.3494 per share dividend ($9 million in the aggregate) payable to stockholders of Quadra who hold shares of Quadra common stock at the close of business on the last trading day immediately preceding the initial expiration date of the tender offer described below. Such dividend will not be paid if the tender offer is not closed. This will result in stockholders of Quadra receiving $11.00 per share in the aggregate, an approximately 38% premium to the closing price of Quadra’s common stock on the New York Stock Exchange on January 28, 2008 and an approximately 41% premium to the average closing price of Quadra’s common stock for the 30 trading days ending with today’s close. If Quadra declares any additional dividends prior to the closing of the transaction, the per share price being offered to Quadra’s stockholders will be reduced by the per share amount of any such dividend.

Pursuant to the terms of the merger agreement, a newly formed subsidiary of HRECC (“Merger Sub”) will commence a tender offer as promptly as practicable after February 4, 2008 to acquire all of the outstanding shares of

Quadra’s common stock (other than any shares held by HRECC, Merger Sub or any of their subsidiaries or affiliates). The tender offer will expire at midnight New York time on the 20th business day following and including the commencement date of the tender offer, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”). Merger Sub’s obligation to accept and pay for shares tendered in the offer is conditional on at least 55% of Quadra’s outstanding shares on a fully diluted basis (other than any shares held by HRECC, Merger Sub or any of their subsidiaries or affiliates) being tendered in the offer. If at least 55% of such shares are properly tendered to and accepted for payment by Merger Sub, and the other conditions to the tender offer are satisfied or waived, the parties will complete a second-step merger in which all remaining shares of Quadra’s common stock will be converted into the right to receive the same $10.6506 price paid per share in the tender offer and Quadra will survive the merger as a wholly-owned subsidiary of HRECC. Under the terms of the merger agreement, the board of directors of Quadra, through its special committee and with the assistance of its financial advisor, intends to solicit superior proposals during the next 30 days. Quadra does not intend to disclose developments with respect to the solicitation process unless and until the special committee of the board has made a recommendation and the board of directors has made a decision. The special committee’s financial advisor has provided an opinion to the special committee that the aggregate consideration is fair, from a financial point of view, to Quadra’s stockholders (other than HRECC, Merger Sub and their subsidiaries or affiliates). The tender offer and subsequent merger are subject to customary conditions for transactions of this type. Closing of the transaction is expected to occur in March 2008.

About Quadra Realty Trust, Inc.

Quadra Realty Trust, Inc. (Quadra) (NYSE: QRR), a commercial real estate finance company headquartered in New York, was formed primarily to invest in commercial mortgage investments and related products. Quadra invests in a diversified portfolio of commercial mortgage investments and related projects and is managed by Hypo Real Estate Capital Corporation (“HRECC”). Quadra’s portfolio consists of approximately $686 million of real estate finance loans and undrawn commitments of approximately $235 million. A substantial portion of the loans in Quadra’s portfolio was syndicated by HRECC and most of these positions are currently held by HRECC on its balance sheet. As of January 24, 2008, Quadra’s portfolio is comprised of participations in 28 loans that are backed by real estate assets located primarily in coastal US markets, as well as premier inland markets, including Phoenix, AZ and Las Vegas, NV. Quadra’s portfolio is diversified across property sectors: Condominium, Multifamily, Retail, Hotel, Office, and Other. All of the investment assets in the Quadra portfolio are performing loans. Quadra’s portfolio does not contain any CDOs or structured finance securities. For more information about Quadra, please visit its website at www.quadrarealty.com.

About Hypo Real Estate Capital Corporation

New York based Hypo Real Estate Capital Corporation (“HRECC”), a subsidiary of Hypo Real Estate Bank International, is one of the largest foreign owned commercial real estate lenders in the United States. HRECC provides a full range of services that combine unparalleled real estate and local market knowledge with capital markets expertise. It provides a single source of capital solutions for the real estate industry including balance sheet, CMBS, and subordinate debt lending on all asset classes across the U.S. For more information about the Hypo Real Estate Group, please visit its website at www.hyporealestate.com.

Advisors

J.P. Morgan Securities Inc. is acting as financial advisor and Clifford Chance US LLP is acting as legal advisor to HRECC. Blackstone Advisory Services LP, a subsidiary of The Blackstone Group, is acting as financial advisor, and Bass, Berry & Sims PLC is acting as legal advisor to the Special Committee of the Board of Directors of Quadra.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our business prospects and anticipated investment performance. These statements are not historical facts, but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results and financial condition may differ, possibly materially, from our anticipated results and financial condition indicated in these forward-looking statements. In addition, certain factors could affect the outcome of the matters described in this press release. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the outcome of any legal proceedings that may be instituted against us or others following the announcement of the Merger Agreement, (3) the inability to complete the tender offer or complete the merger due to the failure to satisfy other conditions required to complete the tender offer and the merger, (4) risks that the proposed transaction disrupts current plans and operations as a result of the tender offer and the merger, (5) the inability to recognize the benefits of the merger, and (6) the costs, fees and expenses related to the tender offer and the merger. Additional information regarding risk factors and uncertainties affecting Quadra is detailed from time to time in Quadra’s filings with the SEC, including, but not limited to, Quadra’s most recent Quarterly Report on Form 10-Q, available for viewing on Quadra’s website at www.quadrarealty.com. (To access this information on Quadra’s website, please click on “Investor Relations”, “SEC Filings”). You should not place undue reliance on any forward-looking statements contained in this press release. We can give no assurance that the expectations of any forward-looking statement will be obtained. Such forward-looking statements speak only as of the date of this press release. We expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

IMPORTANT NOTICE: This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Quadra’s common stock. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the SEC, will be mailed to Quadra’s stockholders and will also be made available for distribution to beneficial owners of Quadra’s common stock. The solicitation of offers to buy shares of Quadra’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Quadra stockholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer when they become available as they will contain important information, including the various terms of, and conditions to, the tender offer. The tender offer statement will be filed by Merger Sub with the SEC, and the solicitation / recommendation statement will be filed by Quadra with the SEC. Investors and stockholders may obtain free copies of these statements (when available) and other documents filed by HRECC and Quadra at the SEC’s website at www.sec.gov. In addition, copies of the tender offer statement, the solicitation / recommendation statement and related documents and materials (when available) may be obtained for free by directing such requests to the information agent for the tender offer.

Hypo Real Estate Group	Quadra Investor and Media
Media Contact:	Contact:

Oliver Gruß	Evan Smith, CFA
Phone: +49 (0)89 203007 781	Phone: 1-866-QUADRA4
Fax: +49 (0)89 203007 772	E-mail: ir@quadrarealty.com
E-mail:oliver.gruss@hyporealestate.com

Investor Contact
Ulrich Kern
Phone: +49 (0)89 203007 780
Fax: +49 (0)89 203007 772
E-mail:Ulrich.kern@hyporealestate.com